NEWS RELEASE

Lithium Argentina Reports

First Quarter 2026 Results

Exhibit 99.5

May 12, 2026 – Zug, Switzerland: Lithium Argentina AG (“Lithium Argentina” or the “Company”) (TSX: LAR) (NYSE: LAR) today announced its first quarter 2026 results. Unless otherwise stated, results are presented in United States dollars on a 100% basis.

Sam Pigott, Lithium Argentina’s CEO, commented:

"Cauchari-Olaroz continues to deliver exceptional performance, sustaining production near design capacity for a second consecutive quarter while delivering first-quarter cash operating costs below $5,400 per tonne. This operational consistency is translating directly into cash flow, with the operation expected to convert over 90% of first-quarter EBITDA into cash in 2026.

“Building on this foundation, the Stage 2 expansion at Cauchari-Olaroz is progressing well, and we intend to grow organically by leveraging Stage 1 cash flow alongside project-level debt, as necessary. Following strong performance in recent quarters, Cauchari-Olaroz has distributed approximately $100 million ($46 million for our share) since the beginning of the year. At PPG, we continue to see strong interest from strategic partners and customers, leveraging the combined efforts of Ganfeng and Lithium Argentina to support the project's equity requirements, positioning us to grow without the need to dilute shareholders at the corporate level.

“With improving market conditions and a proven operating platform, we believe we are one of the strongest positioned producers to add low-cost production capacity. We have a pipeline that we believe can support growth of four to five times what we have built to date. Importantly, we believe this can be achieved in a disciplined, phased development approach funded through project-level options and operating cash flow, ultimately delivering the strongest possible return to our shareholders."

Highlights

Cauchari-Olaroz

The Company holds a 44.8% equity interest in Exar, the operating entity for Cauchari-Olaroz, and exercises joint control over all key decisions under the shareholder agreement. Operational and financial highlights below are presented on a 100% basis.

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Lithium Production: Produced 9,660 tonnes of lithium carbonate in the first quarter of 2026, with the operation continuing to run at or near design capacity.
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The operation has averaged 97% of design capacity over the past two quarters supporting full-year guidance of 35,000–40,000 tonnes.
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Operating Costs: Cost of sales for the first quarter of 2026 was $65 million, with cash operating costs of $5,391 per tonne1 of lithium carbonate sold.
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Stable performance at design capacity has enabled a focus on optimization, with structural and operational improvements driving a continued reduction in unit costs.

1 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.

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Pricing: Revenue for the first quarter of 2026 totaled $168 million, reflecting an average realized price2 of approximately $16,818 per tonne of lithium carbonate sold.
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Net Income: Net income for the first quarter of 2026 was $49 million, compared to $31 million for the fourth quarter of 2025.
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Adjusted EBITDA2: Adjusted EBITDA for the first quarter of 2026 was $106 million, compared to $30 million in the fourth quarter 2025.
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RMAP Conformance: Expect to receive conformant status shortly under the Responsible Minerals Assurance Process (“RMAP”), further supporting the commitment to responsible production and supply chain transparency.

PPG and Cauchari-Olaroz Expansion

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Stage 2 Expansion: Cauchari-Olaroz continues to advance an expansion plan to increase production capacity by 45,000 tpa of LCE (“Stage 2”).
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In March 2026, the Company published an updated mineral resource and reserve estimate expanding the Measured and Indicated resource by 42% to 28 million tonnes of LCE at an average grade of 562 mg/L lithium3.
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The Stage 2 RIGI4 application and environmental permits were both filed in December 2025, with RIGI approval expected in the second quarter of 2026.
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A comprehensive development plan and scoping study are expected to be completed by mid-2026.
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PPG: Continues to advance an integrated development plan targeting capacity of 150,000 tpa of LCE across three phases, leveraging shared infrastructure and the consolidated resource base.
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Ganfeng and Lithium Argentina continue to advance financing options with potential customers and strategic partners for offtake and minority ownership interests.

Lithium Argentina Financial and Corporate

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As of March 31, 2026, Lithium Argentina held $97 million in cash and cash equivalents, up from $61 million at the end of 2025.
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In March 2026, the Company completed the $130 million debt facility (“Debt Facility”) from Ganfeng.
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The Debt Facility has a 6-year term at an interest rate of SOFR plus 2.5% providing increased flexibility to support refinancing the Company’s existing corporate debt.

2 Refer to section titled “Non-IFRS and Other Financial Measures” below.

3 Canadian investors should refer to the technical report titled “2026 Cauchari-Olaroz NI 43-101 Technical Report, Jujuy, Argentina” with an effective date of February 27, 2026 filed on the Company’s SEDAR+ profile for more information about the mineral resource estimate and associated key assumptions and parameters.

4 Incentive Regime for Large Investments, Régimen de Incentivo para Grandes Inversiones

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The Company is advancing plans for a secondary listing on the Australian Securities Exchange (“ASX”), complementing its existing NYSE listing and broadening access to Asia-Pacific investors.
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In May 2026, the Company published its 2025 ESG report, highlighting continued progress across environmental, social and governance initiatives, including operational sustainability, community engagement and responsible production practices.

FINANCIAL RESULTS

Selected consolidated financial information of the Company is presented as follows:

(in US$ million except per share information)	Three Months ended March 31,
	2026	2025
	$	$
Income/(expenses)	11.0	(10.7)
Net income/(loss)	7.5	(7.2)
Income/(loss) per share – basic	0.05	(0.04)
Income/(loss) per share – diluted	0.05	(0.04)

(in US$ million)	As at March 31, 2026	As at December 31, 2025
	$	$
Cash and cash equivalents	97.4	61.1
Total assets	1,159.4	1,099.8
Total liabilities	(326.0)	(282.8)

For the three months ended March 31, 2026, the Company reported net income of $7.5 million, compared to a net loss of $7.2 million in Q1 2025. The change was primarily driven by a $22.1 million share of income from the Cauchari-Olaroz Project, compared to a $0.5 million share of loss in Q1 2025, reflecting improved operating results at Exar due to higher realized lithium carbonate prices.

This news release should be read in conjunction with Lithium Argentina’s unaudited condensed consolidated interim financial statements and management's discussion and analysis for the three months ended March 31, 2026, which are available on SEDAR+ and EDGAR. All amounts are in U.S. dollars unless otherwise indicated.

NON-IFRS AND OTHER FINANCIAL MEASURES

Exar Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports Exar’s “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company’s cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs.

Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

RECONCILIATION TO NON-GAAP MEASURES

Exar on a 100% basis

In USD millions (unless stated otherwise)		Q1-26	Q1-25	Change	Q1-26	Q4-25	Change
Cost of sales	M$	65.2	54.0	11.2	65.2	66.5	(1.3)
(-) Depreciation and inventory net realizable value adjustments	M$	(16.1)	(12.0)	(4.1)	(16.1)	(15.4)	(0.7)
(+) General & administration and sales logistics	M$	4.8	5.0	(0.2)	4.8	5.6	(0.8)
C1: Cash Operating Costs	M$	53.9	47.0	6.9	53.9	56.7	(2.8)
(+) Selling costs, duties and royalties	M$	8.2	2.0	6.2	8.2	4.0	4.2
C2: Total Cash Costs	M$	62.1	49.0	13.1	62.1	60.7	1.4
Li2CO3 Shipments (dry base)	tns	10,006	7,146	2,860	10,006	10,114	(108)
C1 Total Cash Operating Costs per tonne	$/tn	5,391	6,634	(1,243)	5,391	5,618	(227)
C2 Total Cash Costs per tonne	$/tn	6,208	6,875	(667)	6,208	6,011	197

Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Exar EBITDA and Adjusted EBITDA

Lithium Argentina reports “Exar EBITDA” and “Exar Adjusted EBITDA” as supplemental non-GAAP operational measures. These measures are presented on a 100% Exar basis and do not represent amounts attributable to Lithium Argentina or its shareholders. Lithium Argentina accounts for its 44.8% interest in Exar using the equity method and accordingly recognizes only its proportionate share of Exar’s net income or loss as a single line item in its consolidated statements of operations. These non-GAAP measures do not have a standardized meaning under IFRS and may not be comparable to similar measures disclosed by other issuers.

Management presents these measures to provide investors and other stakeholders with additional insight into the operational performance of the asset in which Lithium Argentina holds its primary interest.

Exar EBITDA is defined as Exar’s net income (loss) before income tax expense (recovery), finance costs (net), and depreciation and amortization. Exar Adjusted EBITDA further excludes foreign exchange gains and losses, gains and losses arising from derivative liabilities, other income and expense items of a non-cash or non-operating nature. These adjustments reflect items that management considers to be outside the ordinary course of operations at the Cauchari-Olaroz project and that may obscure period-to-period and peer-to-peer comparability of operating results. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our significant equity investee in order to provide liquidity to fund its own needs and service its outstanding debt, as well as repay loans provided by Lithium Argentina and pay dividends.

Exar on a 100% basis

In USD millions (unless stated otherwise)		Q1-26	Q1-25	Change	Q1-26	Q4-25	Change
Net income (loss)	M$	49.3	(86.9)	+136.2	49.3	31.2	+18.1
(-/+) Income tax (recovery)/expense	M$	8.5	(24.6)	+33.1	8.5	(4.8)	+13.3
(+) Finance costs, net	M$	23.0	36.2	(13.2)	23.0	26.5	(3.5)
(+) Depreciation and amortization	M$	16.2	12.1	+4.1	16.2	15.4	+0.8
EBITDA	M$	97.0	(63.2)	+160.2	97.0	68.3	+28.7
(+/–) FX losses/(gains)	M$	(4.2)	0.7	(4.9)	(4.2)	1.7	(5.9)
(–/+) Derivative (gains)/losses	M$	8.2	72.3	(64.1)	8.2	(38.7)	+46.9
(-/+) Other (income)/loss	M$	4.8	(0.9)	+5.7	4.8	(0.9)	+5.7
Adjusted EBITDA	M$	105.8	8.9	+96.9	105.8	30.4	+75.4

Note: The reconciliation above has been prepared using financial information from Exar's financial statements, adjusted for certain reclassifications to conform with Lithium Argentina's presentation. Figures may not sum due to rounding.

Derivative gains and losses reflect fair value changes related to an embedded derivative within Exar’s USD-denominated related party loans, that are contractually required to be settled in Argentine Pesos using the Blue-Chip Swap (“BCS”) exchange rate. The fair value of this embedded derivative fluctuates with changes in the spread between the BCS rate and the official Argentine exchange rate. These amounts are excluded from Adjusted EBITDA because they reflect non-operating fair value movements associated with financing arrangements rather than the underlying operating performance of the Cauchari-Olaroz project.

Average realized lithium price

Lithium Argentina reports Exar’s average realized lithium price as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

Scientific & Technical Information and Qualified Persons

The scientific and technical information in this press release in respect to the updated mineral resource has been reviewed and approved by the independent QPs listed below, each of whom is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects

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David Burga, P.Geo.
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Mark King, PhD PGeo., FGC

The scientific and technical information in this press release in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Group Co., Ltd. (“Ganfeng”) operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker “LAR”.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: http://www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as "seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company’s expectations relating to such matters: mineral resource estimates; the impacts of the increase in resources on the Company’s growth strategy and for staged capacity expansions at Cauchari-Olaroz; the timing and amount of future production, capacity and anticipated costs; expectations with respect to Stage 2; expectations with respect to the PPG joint venture, including the timing for closing the joint venture and financing plans; the ability of the Company to refinance its existing corporate debt; production guidance; permitting and expectations related to the Company’s RIGI applications; the Company’s consideration of additional stock exchange listings.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects; the business relationship between the Company and Ganfeng; ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz; ability of the Company to fund, advance and develop PPG; the successful operation of Cauchari-Olaroz under its co-ownership structure; ability of the Company to produce battery quality lithium products; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina including the Company’s RIGI applications; demand for lithium, including that such demand is supported by growth in the electric vehicle market; impact of increasing competition in the lithium business, including the Company’s competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of or continued hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company’s projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; uncertainties inherent to economic studies such as the Scoping Study; there being no assurance that the Company will seek any new stock exchange listing nor successfully obtain one; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.